SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 11, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

11 March 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2010 AND 2020

On 9 March 2022, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010 and 2020.

i.     PARTIAL VESTING ON 9 MARCH 2022 OF 2020 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2020. One third of the Shares vested on 9 March 2021, a further third vested on 9 March 2022 and the final third will vest on 9 March 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Programme awards granted on 9 March 2020 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2022 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel)	PDMR	12.105	2,372 (of which 1,119 were sold and 1,253 retained)	N/A Single Transaction	21,613.75378 ordinary shares	0.00244%
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	PDMR	12.105	5,713 (of which 1,934 were sold and 3,779 retained)	N/A Single Transaction	90,693.17832 ordinary shares (including 2,718.50860 in ADS')	0.01025%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	12.105	3,823 (of which 1,803 were sold and 2,020 retained)	N/A Single Transaction	49,153.96621 ordinary shares	0.00555%
Myra Eskes (President APAC Region)	PDMR	12.105	2,980 (of which 0 were sold and 2,980 retained)	N/A Single Transaction	5,908.68131 ordinary shares	0.00067%
Simon Fraser (President, Advanced Wound Management & Global Commercial Operations)	PDMR	12.105	3,802 (of which 1,131 were sold and 2,671 retained)	N/A Single Transaction	18,104.59428 ordinary shares	0.00205%
Elga Lohler (Chief HR Officer)	PDMR	12.105	5,105 (of which 2,011 were sold and 3,094 retained)	N/A Single Transaction	116,837.00000 ordinary shares (including 3,015.00 in ADS')	0.01320%
Vasant Padmanabhan (President Research & Development)	PDMR	12.105	4,945 (of which 1,837 were sold and 3,108 retained)	N/A Single Transaction	74,561.00000 ordinary shares	0.00842%
Susan Swabey (Company Secretary)	PDMR	12.105	1,716 (of which 810 were sold and 906 retained)	N/A Single Transaction	53,168.39347 ordinary shares	0.00601%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

ii.   PARTIAL VESTING ON 9 MARCH 2022 OF 2021 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2021. One third of the Shares vested on 9 March 2022, a further third will vest on 9 March 2023 and the final third will vest on 9 March 2024. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Programme awards granted on 9 March 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2022 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel)	PDMR	12.105	2,932 (of which 1,383 were sold and 1,549 retained)	N/A Single Transaction	23,162.75378 ordinary shares	0.00262%
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	PDMR	12.105	6,692 (of which 2,267 were sold and 4,425 retained)	N/A Single Transaction	95,118.17832 ordinary shares (including 2,718.50860 in ADS')	0.01074%
Peter Coenen (President EMEA Region)	PDMR	12.105	1,673 (of which 477 were sold and 1,196 retained)	N/A Single Transaction	1,196.00000 ordinary shares	0.00014%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	12.105	5,366 (of which 2,531 were sold and 2,835 retained)	N/A Single Transaction	51,988.966.21 ordinary shares	0.00587%
Myra Eskes (President APAC Region)	PDMR	12.105	5,839 (of which 0 were sold and 5,839 retained)	N/A Single Transaction	11,747.68131 ordinary shares	0.00133%
Simon Fraser (President, Advanced Wound Management & Global Commercial Operations)	PDMR	12.105	4,851 (of which 1,444 were sold and 3,407 retained)	N/A Single Transaction	21,511.59428 ordinary shares	0.00243%
Elga Lohler (Chief HR Officer)	PDMR	12.105	5,980 (of which 2,351 were sold and 3,629 retained)	N/A Single Transaction	120,466.00000 ordinary shares (including 3,015.00000 in ADS')	0.01361%
Vasant Padmanabhan (President Research & Development)	PDMR	12.105	4,958 (of which 1,840 were sold and 3,118 retained)	N/A Single Transaction	77,679.00000 ordinary shares	0.00877%
Susan Swabey (Company Secretary)	PDMR	12.105	2,358 (of which 1,112 were sold and 1,246 retained)	N/A Single Transaction	54,414.39347 ordinary shares	0.00615%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

iii.  PARTIAL VESTING ON 9 MARCH 2022 OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2020. One third of the shares vested on 9 March 2021, a further third vested on 9 March 2022 and the final third will vest on 9 March 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Conditional Share Award granted on 9 March 2020 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2022 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	PDMR	12.105	6,546 (of which 2,218 were sold and 4,328 retained)	N/A Single Transaction	99,446.17832 ordinary shares (including 2,718.50860 in ADS')	0.01123%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	12.105	4,603 (of which 2,172 were sold and 2,431 retained)	N/A Single Transaction	54,419.96621 ordinary shares	0.00615%
Myra Eskes (President APAC Region)	PDMR	12.105	6,594 (of which 0 were sold and 6,594 retained)	N/A Single Transaction	18,341.68131 ordinary shares	0.00207%
Simon Fraser (President, Advanced Wound Management & Global Commercial Operations)	PDMR	12.105	5,608 (of which 1,669 were sold and 3,939 retained)	N/A Single Transaction	25,450.59428 ordinary shares	0.00288%
Elga Lohler (Chief HR Officer)	PDMR	12.105	5,849 (of which 2,305 were sold and 3,544 retained)	N/A Single Transaction	124,010.00000 ordinary shares (including 3,015.00000 in ADS')	0.01401%
Vasant Padmanabhan (President Research & Development)	PDMR	12.105	5,610 (of which 2,083 were sold and 3,527 retained)	N/A Single Transaction	81,206.00000 ordinary shares	0.00917%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 9 March 2022 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 8 March 2022 of £11.975.

i.   DEFERRED BONUS PLAN AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

A portion of the annual bonus earned by the following PDMRs for performance during the year to 31 December 2021 has been deferred into a share award. These awards will normally vest in equal annual tranches over three years following the award date, subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Deferred Bonus Plan awards granted on 9 March 2022 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2022 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Helen Barraclough (Group General Counsel)	PDMR	£11.975	5,021	N/A Single Transaction
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	PDMR	£11.975	18,215	N/A Single Transaction
Peter Coenen (President EMEA Region)	PDMR	£11.975	7,195	N/A Single Transaction
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	£11.975	8,231	N/A Single Transaction
Myra Eskes (President APAC Region)	PDMR	£11.975	11,868	N/A Single Transaction
Simon Fraser (President, Advanced Wound Management & Global Commercial Operations)	PDMR	£11.975	17,668	N/A Single Transaction
Mizanu Kebede (Chief Quality and Regulatory Affairs Officer)	PDMR	£11.975	2,084	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£11.975	11,747	N/A Single Transaction
Vasant Padmanabhan (President Research & Development)	PDMR	£11.975	9,503	N/A Single Transaction
Susan Swabey (Company Secretary)	PDMR	£11.975	3,582	N/A Single Transaction

3.   AWARDS MADE UNDER THE DEFERRED SHARE BONUS PLAN 2020

On 9 March 2022 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Deferred Share Bonus Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 8 March 2022 of £11.975.

ii.  DEFERRED BONUS PLAN AWARDS GRANTED UNDER THE SMITH & NEPHEW DEFERRED SHARE BONUS PLAN 2020:

A portion of the annual bonus earned by the following Executive Directors for performance during the year to 31 December 2021 has been deferred into a share award. These awards will vest on 9 March 2025 for the Executive Directors, subject to continued achievement of objectives and employment. The participants will be required to hold the shares after tax, for a further period of two years to 9 March 2027. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Deferred Bonus Plan awards granted on 9 March 2022 under the Smith & Nephew Deferred Share Bonus Plan 2020.
Date of Transaction	2022 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Roland Diggelmann (Chief Executive Officer)	Director	£11.975	42,113	N/A Single Transaction
Anne-Françoise Nesmes (Chief Financial Officer)	Director	£11.975	24,169	N/A Single Transaction

4.   PHIL COWDY - SALE OF ORDINARY SHARES

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Sale of ordinary shares.
Date of Transaction	2022 - 03 - 10
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	12.145	7,286	N/A Single Transaction	47,133.96621 ordinary shares	0.00532%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 11, 2022

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary